S&P Global Inc.

55 Water Street

New York, New York 10041

January 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: S&P Global Inc.
Registration Statement on Form S-4
File No. 333-269236
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, S&P Global Inc. (the “Issuer”) and the additional registrant listed in the Registration Statement (together, with the Issuer, the “Registrants”) on Form S-4 (File No. 333-269236), as amended (the “Registration Statement”) hereby request acceleration of the effective date of their Registration Statement, so that it may become effective at 2 p.m., Washington, D.C. time, on January 31, 2023, or as soon thereafter as practicable.

The Registrants hereby acknowledge that:

(i)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

the Registrants may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

S&P Global Inc.

By:	/s/ Christopher F. Craig
	Name:	Christopher F. Craig
	Title:	Senior Vice President, Controller and Chief Accounting Officer